Dechert
LLP

200 Clarendon Street
27th Floor
Boston, MA 02116-5021
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

JOHN V. O'HANLON

john.ohanlon@dechert.com
+1 617 728 7111 Direct
+1 617 275 8367 Fax

June 3, 2011

VIA EMAIL

Mr. David Grim
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Hartford Series Fund, Inc. (SEC File Nos. 333-45431 and 811-08629)

Dear Mr. Grim:

This letter responds to the request made by the staff during our conference call on May 26, 2011, and comments provided during our conference call on June 3, 2011, regarding the Hartford Portfolio Diversifier HLS Fund (the "Fund"). During those calls, the staff stated that in order to address concerns under Section 17(d) of the Investment Company Act of 1940, as amended (the "1940 Act"), in connection with the consideration by the Fund's Board of Directors of the advisory contract with HL Investment Advisors, LLC (the "Adviser") and sub-advisory contract with Hartford Investment Management Company (the "Sub-Adviser"), the Board should request, and the Adviser should provide, information that will enable the Board to determine whether, consistent with the purposes of Section 17(d), the Fund has been managed in the interests of the Fund's beneficial owners, rather than in the interest of Hartford Life Insurance Company ("Hartford Life") to the detriment of the beneficial owners' interests (understanding that the management of the Fund pursuant to its investment objective and strategy will have the effect of providing certain benefits to Hartford Life, as described in the Fund's prospectus). In particular, the staff stated that in exercising its judgment in this regard, the Board should consider whether, for example, the Fund's assets are invested in a manner not to seek the Fund's stated investment objective, but in a manner designed to protect the interests of Hartford Life relative to its obligations under the Riders (as defined in the Fund's prospectus).

To facilitate the Board's considerations in this regard, the Adviser has agreed to the following undertakings:

- The Adviser will provide the Board and counsel to the independent directors with a copy of this letter.

- The Adviser will provide the Board with reports and analyses intended to demonstrate (i) the performance of the Sub-Adviser in seeking the Fund's investment objective; and (ii) whether the Fund's investment objective and strategies continue to serve the interests of the Fund's beneficial owners.

- The Fund's Chief Compliance Officer will provide the Board with reports regarding the operation of the Fund's compliance policies and procedures, including the "Policy and Procedures for the Implementation of the Portfolio Diversifier Index."

- The Adviser will provide the Board with information regarding the benefits that the operation of the Fund provides to Hartford Life.

- The information provided to the Board pursuant to these undertakings, and the Board's determinations with respect to the approval of advisory and sub-advisory contracts for the Fund, will be maintained with the books and records of the Fund and will be available to the Commission's examination staff upon request.

We hope that this letter is responsive to your request. Please call me if you have any questions or concerns.

Very truly yours,



John V. O'Hanlon

cc: William Kotapish, Harry Eisenstein, Michael Kosoff, Sara Krovitz, Holly Hunter-Ceci; Alan Kreczko, Walter Garger, Richard Wirth, Edward Macdonald

16453252.3.BUSINESS